Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-238514

Prospectus Supplement No. 3

(To Prospectus, dated as of September 10, 2020)

CREATD, INC.

This Prospectus Supplement No. 3 supplements the information contained in the Prospectus, dated as of September 10, 2020, as supplemented by Prospectus Supplement No. 1, dated as of October 1, 2020, and Prospectus Supplement No. 2, dated as of October 8, 2020, relating to our sale of approximately $7,762,500 of units of securities, consisting of (a) one share of our common stock, and (b) one warrant to purchase one share of our common stock at an exercise price equal to $4.50 (100% of the offering price per Unit) until the fifth anniversary of the issuance date.

This Prospectus Supplement No. 3 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 29, 2020.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus, including any supplements or amendments to it.. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus, including any supplements or amendments to it.. This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements or amendments to it.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our common stock and warrants are listed on the Nasdaq Capital Market under the symbols “CRTD” and “CRTDW,” respectively.

The Company granted a 45 day option to the representative of the underwriters to purchase up to an additional 258,750 shares of common stock and/or 258,750 warrants to purchase common stock to cover over-allotments, if any.

The date of this Prospectus Supplement No. 3 is October 29, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2020

Creatd, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-39500	87-0645394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2050 Center Avenue, Suite 640

Fort Lee, NJ 07024

(Address of principal executive offices)

(201) 258-3770

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CRTD	The Nasdaq Stock Market LLC

Common Stock Purchase Warrants	CRTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Director

On October 27, 2020, the Board of Directors (the “Board”) of Creatd, Inc. (the “Company”) increased the size of the Board to six members and appointed LaBrena Martin to fill that newly-created vacancy and serve as a member of the Board. In connection with her appointment to the Board, the Board appointed Ms. Martin to serve as a member of the Audit and Compensation Committees and as the Chair of the Nominating and Corporate Governance Committee. Ms. Martin will hold office until the next annual meeting of stockholders, or until her successor is duly elected and qualified or her earlier resignation or removal.

Ms. LaBrena Martin, age 65, began her career in 1979 as an enforcement attorney with the U.S. Securities and Exchange Commission, investigating and prosecuting securities fraud and manipulation during her nine-year tenure. In 1987, she joined E.F. Hutton, which ultimately became Lehman Brothers, as a Vice President in the General Counsel’s Office. Ms. Martin held a series of successively responsible positions over her eight-year tenure through 1995, including as Senior Vice President and Manager of the Derivatives Finance Group, overseeing the legal, regulatory, credit and tax due diligence supporting equity derivatives transactions.

In 1995, Ms. Martin joined Royal Bank of Canada (RBC) as General Counsel of its US Broker Dealer, charged with building out legal and compliance to support planned U.S. growth. By 2004, she was United States General Counsel for the U.S. banking and securities platform, having overseen, among other matters, legal due diligence and regulatory approvals for acquisitions, as well as corporate governance initiatives. Finally, during her nearly 20-year tenure, Ms. Martin established the bank’s inaugural government affairs division in the United States, with a mandate for strategically identifying critical issues and executing on plans for engagement with elected regulatory officials, industry peers, trade associations, and other influencers. Ms. Martin has not held other employment since 2013. Ms. Martin earned a Bachelor of Science degree in political science from Barnard College and a Juris Doctor degree from New York University School of Law.  The Board believes Ms. Martin is qualified to serve on the Board due to her extensive senior management-level legal and business experience and her compliance expertise.

The Board has determined that Ms. Martin is “independent” as defined under the listing rules of the Nasdaq Stock Market. There was no understanding or arrangement between Ms. Martin and any other person pursuant to which Ms. Martin was elected as a director. There are no related party transactions involving the Company that are required to be disclosed pursuant to Item 404(a) of Regulation S-K related to Ms. Martin.

The Company issued a press release on October 29, 2020, announcing the appointment of Ms. Martin to the Board. A copy of that press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The exhibit listed in the following Exhibit Index is filed as part of this report.

Exhibit No.
99.1	Press Release, dated October 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREATD, INC.

Dated: October 29, 2020	By:	/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer

Exhibit 99.1

Creatd, Inc. Appoints Seasoned Securities Attorney to Its Board of Directors

Fort Lee, N.J. – October 29, 2020 /PRNewswire/ -- Creatd, Inc. (NASDAQ: CRTD) (“Creatd” or the “Company”), the parent company of Vocal, a robust, proprietary technology platform for digital creators, today announced the appointment of LaBrena Jones Martin to its Board of Directors, where she will chair its Corporate Governance and Nomination Committee and serve on the Compensation and Audit Committees. Ms. Martin’s extensive legal career at the senior management level spans nearly 40 years and encompasses all facets of corporate and securities law.

Ms. Martin began her career as an enforcement attorney with the U.S. Securities and Exchange Commission (SEC), where she investigated and prosecuted securities fraud and manipulation over a nine-year tenure. In 1987, she joined E.F. Hutton, which ultimately became Lehman Brothers, as a Vice President in the General Counsel’s Office. Over her eight-year tenure, Ms. Martin held a series of successively responsible positions, including as Senior Vice President and Manager of the Derivatives Finance Group, overseeing legal, regulatory, credit, and tax due diligence supporting equity derivatives transactions.

In 1995, Ms. Martin joined Royal Bank of Canada (RBC) as General Counsel of its U.S. Broker Dealer, charged with building out legal and compliance to support its planned growth in the U.S. By 2004, she was U.S. General Counsel for its expanded banking and securities platform, a role in which she oversaw, among other matters, legal due diligence and regulatory approvals for acquisitions, as well as corporate governance initiatives. Ms. Martin additionally established the bank’s inaugural government affairs division in the United States, with a mandate to strategically identify critical issues and execute on plans for engagement with elected regulatory officials, industry peers, trade associations, and other influencers. Ms. Martin earned a Bachelor of Science degree in political science from Barnard College and a Juris Doctor degree from New York University School of Law.

Commenting on Ms. Martin’s appointment, Mark Standish, Creatd’s Chairman of the Board, said, “Over the years, it has been my privilege to work closely with LaBrena at Lehman and again at RBC, where we collaborated on many strategic, complex and mission-critical projects. She is not only a talented legal mind, but also has sharp business and management acumen.” Mr. Standish continued, “Creatd is well past the proof of concept and initial commercialization stages and, as a newly listed Nasdaq company, is now entering an anticipated growth momentum period. LaBrena has been a guiding force for several companies at this growth stage, and I believe she will be similarly instrumental in providing sound oversight to Creatd.”

Ms. Martin added, “Communication is so critical. I believe in Creatd’s mission to develop a safe forum for voices to create. This is a powerfully positive initiative, and very timely. I am excited to be joining Creatd’s Board as it enters a new phase rife with accelerated growth potential. I have worked closely with Mark for many years and value his common-sense thought-process and integrity. I have also worked with Jeremy Frommer, Creatd’s Founder & CEO, and respect his energy, drive, creativity, and ability to execute. As a builder by nature, I am impressed with what this Company has accomplished thus far and am eager to contribute the skills I have developed over the years to advance the success of Creatd.”

About Creatd

Creatd, Inc. (Nasdaq CM: CRTD) is the parent company and creator of Vocal, a robust and proprietary technology platform that uniquely serves creators, brands, and audiences by providing long-form storytelling tools, advanced social features, and monetization opportunities. Since launching in December 2016, Vocal has become home to approximately 750,000 content creators, and over 4,000 paid subscribers of its recently launched Vocal+ membership program, attracting over 10 million monthly visitors across its network of 34 wholly owned and operated niche communities. For more information, the content of which is not part of this press release:

Creatd: https://creatd.com

Vocal Platform: https://vocal.media

Investor Relations Contact: ir@creatd.com

Contact: Press and Investor Relations

Rachel David

Head of Business Development and Communications

Creatd, Inc.

(201) 258-3770

rachel.david@creatd.com

Forward-Looking Statements

Any statements that are not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, indicated through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “believes” and “projects”) may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company cautions that the factors described herein could cause actual results to differ materially from those expressed in any forward-looking statements the Company makes and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. This press release is qualified in its entirety by the cautionary statements and risk factor disclosure contained in the Company’s Securities and Exchange Commission filings.